                                January 14, 2013

Ms. Stephanie J. Ciboroski
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:          Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 07, 2012
File No. 001-14761

Dear Ms. Ciboroski:

Thank you for your comment letter dated December 13, 2012 regarding GAMCO Investors, Inc.’s (“GBL” or “our”) Form 10-K for Fiscal Year Ended December 31, 2011.

For your convenience, we have repeated your comments and provided our responses below:

Form 10-K for the Fiscal Year Ended December 31, 2011

        Note D. Investments in Partnerships, Offshore Funds and Variable Interest Entities (“VIEs”), page 68

Comment:	1.
Please revise your future filings to provide tabular disclosure that shows the composition of your Investments in Partnerships by accounting method (e.g., fair value, equity method) and investment type (e.g., feeder funds, affiliated/unaffiliated partnerships, offshore funds and other entities).  Please also expand your disclosure in future filings either here or within your consolidation policy discussion to more clearly explain how you determined whether such entities were VIEs or VOEs and why consolidation was not required.

Response:
Our proposed disclosure of the composition of our Investments in Partnerships line, which will be inserted within Note D. Investments in Partnerships, Offshore Funds and Variable Interest Entities (“VIEs”), will be as follows.  For purposes of our response we have used our September 30, 2012 disclosures and inserted the additional disclosure for ease of presentation.  The September 30, 2012 disclosures were used because we added additional disclosures beginning in the first quarter of 2012 so this would allow the most complete and up to date response.   Please note that we have bracketed { } the new disclosure.

D. Investments in Partnerships and Offshore Funds

The Company is general partner or co-general partner of various affiliated entities, in which the Company has investments totaling $88.3 million, $86.9 million and $80.2 million at September 30, 2012, December 31, 2011 and September 30, 2011, respectively, and whose underlying assets consist primarily of marketable securities.  We also have investments in unaffiliated entities of $14.3 million, $14.0 million and $18.1 million at September 30, 2012, December 31, 2011 and September 30, 2011, respectively.  We evaluate each entity for the appropriate accounting treatment and disclosure.  Certain of the affiliated entities, and none of the unaffiliated entities, are consolidated

For those entities where consolidation is not deemed to be appropriate, we report them in our statement of financial condition under the caption “Investments in partnerships”.  This caption includes those investments, in both affiliated and unaffiliated entities, which the Company accounts for under the equity method of accounting, as well as certain investments that the feeder funds hold that are carried at fair value, as described in Note C.  The Company reflects the equity in earnings of these equity method investees and the change in fair value of the consolidated feeder funds under the caption “Net gain/(loss) from investments” on the condensed consolidated statements of income.

The following table highlights the number of entities, including voting interest entities (“VOEs”), that we consolidate as well as under which accounting guidance they are consolidated, including consolidated feeder funds (“CFFs”), which retain their specialized investment company accounting, partnerships and offshore funds.

Entities consolidated
	CFFs		Partnerships		Offshore Funds		Total
	VIEs	VOEs	VIEs	VOEs	VIEs	VOEs	VIEs	VOEs
Entities consolidated at December 31, 2010	1	2	-	2	1	-	2	4
Additional consolidated entities	-	-	-	-	-	1	-	1
Deconsolidated entities	-	-	-	(1)	-	-	-	(1)
Entities consolidated at September 30, 2011	1	2	-	1	1	1	2	4
Additional consolidated entities	-	-	-	-	-	-	-	-
Deconsolidated entities	-	-	-	-	(1)	-	(1)	-
Entities consolidated at December 31, 2011	1	2	-	1	-	1	1	4
Additional consolidated entities	-	-	-	-	-	-	-	-
Deconsolidated entities	-	-	-	-	-	-	-	-
Entities consolidated at September 30, 2012	1	2	-	1	-	1	1	4

On January 1, 2011, upon analysis of several factors, including the additional contribution of capital from unaffiliated third parties into a partnership that we had consolidated under the VOE guidance as of and for the year ended December 31, 2010, we determined that the Company was no longer deemed to control one particular partnership, resulting in the deconsolidation of this partnership, effective January 1, 2011.  The deconsolidation did not result in the recognition of any gain or loss.  The Company continues to serve as the general partner and to earn fees for this role, and it also maintains an investment in the deconsolidated partnership which is included in investments in partnerships on the condensed consolidated statements of financial condition and is accounted for under the equity method (which approximates fair value).

Prior to October 1, 2011, we were consolidating two VIEs since we had determined that we were the primary beneficiary of each because we had equity interests and absorbed a majority of each entity’s expected losses; therefore they were consolidated in the financial statements.  On October 1, 2011, we deconsolidated one of these VIEs upon analysis of several factors, including the redemption of $49.2 million of proprietary capital from this VIE, as a result of which we determined that the Company was no longer deemed to be the primary beneficiary of the VIE.  The deconsolidation did not result in the recognition of any gain or loss.  The Company has not provided any financial support to these VIEs but does continue to serve as the investment manager and earn fees for this role, and it also maintains an investment in the deconsolidated VIE, which is included in investments in partnerships on the condensed consolidated statements of financial condition and is accounted for under the equity method (which approximates fair value).

{The following table breaks down the investments in partnerships line by accounting method, either fair value or equity method, and investment type.

	September 30, 2012
	Investment Type
	Affiliated			Unaffiliated
	Consolidated
Accounting method	Feeder Funds	Partnerships	Offshore Funds	Partnerships	Offshore Funds	Total

Fair Value	$24,976	$-	$-	$-	$-	$24,976
Equity Method	-	32,476	30,901	7,878	6,374	77,628

Total	$24,976	$32,476	$30,901	$7,878	$6,374	$102,604

	December 31, 2011
	Investment Type
	Affiliated			Unaffiliated
	Consolidated
Accounting method	Feeder Funds	Partnerships	Offshore Funds	Partnerships	Offshore Funds	Total

Fair Value	$27,122	$-	$-	$-	$-	$27,122
Equity Method	-	34,135	25,588	7,914	6,134	73,771

Total	$27,122	$34,135	$25,588	$7,914	$6,134	$100,893

	September 30, 2011
	Investment Type
	Affiliated			Unaffiliated
	Consolidated
Accounting method	Feeder Funds	Partnerships	Offshore Funds	Partnerships	Offshore Funds	Total

Fair Value	$27,071	$-	$-	$-	$-	$27,071
Equity Method	-	32,408	20,658	10,820	7,329	71,215

Total	$27,071	$32,408	$20,658	$10,820	$7,329	$98,286

}

The following table includes the net impact by line item on the condensed consolidated statements of financial condition for each category of entity consolidated (in thousands):

	September 30, 2012
	Prior to
	Consolidation	CFFs	Partnerships	Offshore Funds	As Reported
Assets
Cash and cash equivalents	$287,806	$-	$879	$-	$288,685
Investments in securities	222,489	-	6,908	6,048	235,445
Investments in sponsored registered investment companies	64,223	-	-	-	64,223
Investments in partnerships	109,801	1,540	(8,737)	-	102,604
Receivable from brokers	27,597	-	1,255	26,307	55,159
Investment advisory fees receivable	29,182	6	(1)	-	29,187
Other assets	23,047	9	-	212	23,268
Total assets	$764,145	$1,555	$304	$32,567	$798,571
Liabilities and equity
Securities sold, not yet purchased	$3,879	$-	$-	$(23)	$3,856
Accrued expenses and other liabilities	100,774	68	30	14,123	114,995
Total debt	216,118	-	-	-	216,118
Redeemable noncontrolling interests	-	1,487	274	18,467	20,228
Total equity	443,374	-	-	-	443,374
Total liabilities and equity	$764,145	$1,555	$304	$32,567	$798,571

	December 31, 2011
	Prior to
	Consolidation	CFFs	Partnerships	Offshore Funds	As Reported
Assets
Cash and cash equivalents	$259,531	$15,000	$1,809	$-	$276,340
Investments in securities	225,599	-	6,211	6,523	238,333
Investments in sponsored registered investment companies	59,197	-	17	-	59,214
Investments in partnerships	107,981	933	(8,021)	-	100,893
Receivable from brokers	17,593	-	270	3,050	20,913
Investment advisory fees receivable	32,157	1	(2)	-	32,156
Other assets	43,889	(14,989)	-	-	28,900
Total assets	$745,947	$945	$284	$9,573	$756,749
Liabilities and equity
Securities sold, not yet purchased	$5,488	$-	$-	$-	$5,488
Accrued expenses and other liabilities	69,929	51	28	4,652	74,660
Total debt	263,119	-	-	-	263,119
Redeemable noncontrolling interests	-	894	256	4,921	6,071
Total equity	407,411	-	-	-	407,411
Total liabilities and equity	$745,947	$945	$284	$9,573	$756,749

	September 30, 2011
	Prior to
	Consolidation	CFFs	Partnerships	Offshore Funds	As Reported
Assets
Cash and cash equivalents	$333,230	$-	$2,175	$251	$335,656
Investments in securities	164,916	-	5,616	44,227	214,759
Investments in sponsored registered investment companies	55,540	-	24	-	55,564
Investments in partnerships	158,432	1,007	(7,703)	(53,450)	98,286
Receivable from brokers	16,846	-	158	50,060	67,064
Investment advisory fees receivable	23,524	12	(1)	(84)	23,451
Other assets	26,029	11	-	70	26,110
Total assets	$778,517	$1,030	$269	$41,074	$820,890
Liabilities and equity
Securities sold, not yet purchased	$2,957	$-	$-	$3,786	$6,743
Accrued expenses and other liabilities	105,887	109	35	393	106,424
Total debt	261,973	-	-	-	261,973
Redeemable noncontrolling interests	-	921	234	36,895	38,050
Total equity	407,700	-	-	-	407,700
Total liabilities and equity	$778,517	$1,030	$269	$41,074	$820,890
The CFFs, Partnerships and Offshore Funds columns above include only affiliated entities as no unaffiliated entities are consolidated.

The following table includes the net impact by line item on the condensed consolidated statements of income for each category of entity consolidated (in thousands):

	Three Months Ended September 30, 2012
	Prior to
	Consolidation	CFFs	Partnerships	Offshore Funds	As Reported
Total revenues	$82,489	$(2)	$(1)	$(255)	$82,231
Total expenses	52,976	28	11	204	53,219
Operating income	29,513	(30)	(12)	(459)	29,012
Total other income (expense), net	(2,032)	78	34	474	(1,446)
Income before income taxes	27,481	48	22	15	27,566
Income tax provision	8,467	-	-	-	8,467
Net income	19,014	48	22	15	19,099
Net loss attributable to noncontrolling interests	10	48	22	15	95
Net income attributable to GAMCO	$19,004	$-	$-	$-	$19,004

	Three Months Ended September 30, 2011
	Prior to
	Consolidation	CFFs	Partnerships	Offshore Funds	As Reported
Total revenues	$80,237	$(1)	$(1)	$(84)	$80,151
Total expenses	49,463	38	7	(18)	49,490
Operating income	30,774	(39)	(8)	(66)	30,661
Total other income (expense), net	(18,299)	(109)	66	(405)	(18,747)
Income before income taxes	12,475	(148)	58	(471)	11,914
Income tax provision	4,745	-	-	-	4,745
Net income	7,730	(148)	58	(471)	7,169
Net income/(loss) attributable to noncontrolling interests	31	(148)	58	(471)	(530)
Net income attributable to GAMCO	$7,699	$-	$-	$-	$7,699

	Nine Months Ended September 30, 2012
	Prior to
	Consolidation	CFFs	Partnerships	Offshore Funds	As Reported
Total revenues	$245,771	$(4)	$(2)	$(761)	$245,004
Total expenses	158,146	76	30	361	158,613
Operating income	87,625	(80)	(32)	(1,122)	86,391
Total other income, net	1,151	175	51	1,069	2,446
Income before income taxes	88,776	95	19	(53)	88,837
Income tax provision	30,909	-	-	-	30,909
Net income	57,867	95	19	(53)	57,928
Net income/(loss) attributable to noncontrolling interests	(78)	95	19	(53)	(17)
Net income attributable to GAMCO	$57,945	$-	$-	$-	$57,945

	Nine Months Ended September 30, 2011
	Prior to
	Consolidation	CFFs	Partnerships	Offshore Funds	As Reported
Total revenues	$242,357	$(5)	$(2)	$(213)	$242,137
Total expenses	159,869	97	30	223	160,219
Operating income	82,488	(102)	(32)	(436)	81,918
Total other income (expense), net	(9,400)	70	2	517	(8,811)
Income before income taxes	73,088	(32)	(30)	81	73,107
Income tax provision	26,978	-	-	-	26,978
Net income	46,110	(32)	(30)	81	46,129
Net income/(loss) attributable to noncontrolling interests	121	(32)	(30)	81	140
Net income attributable to GAMCO	$45,989	$-	$-	$-	$45,989
The CFFs, Partnerships and Offshore Funds columns above include only affiliated entities as no unaffiliated entities are consolidated.

Variable Interest Entities

We sponsor a number of investment vehicles where we are the general partner or investment manager.  These vehicles are VIEs, but we are not the primary beneficiary, in all but one case, because we do not absorb a majority of the entities’ expected losses or expected returns, and they are, therefore, not consolidated.  We consolidate the one VIE where we are the primary beneficiary.  The Company has not provided any financial or other support to these entities.  The total assets of these entities at September 30, 2012, December 31, 2011 and September 30, 2011 were $78.6 million, $73.7 million and $29.5 million, respectively.  Our maximum exposure to loss as a result of our involvement with the VIEs is limited to the investment in one VIE and the deferred carried interest that we have in another.  On September 30, 2012 and December 31, 2011, we had an investment in one of the VIE offshore funds of approximately $8.2 million and $5.0 million, respectively, which was included in investments in partnerships on the condensed consolidated statements of financial condition.  On September 30, 2012, December 31, 2011 and September 30, 2011, we had a deferred carried interest in one of the VIE offshore funds of approximately $42,000, $47,000 and $47,000, respectively, which was included in investments in partnerships on the condensed consolidated statements of financial condition.  Additionally, as the general partner or investment manager to these VIEs the Company earns fees in relation to these roles, which given a decline in AUMs of the VIEs would result in lower fee revenues earned by the Company which would be reflected on the condensed consolidated statements of income, condensed consolidated statements of financial condition and condensed consolidated statements of cash flows.

The assets of the VIEs may only be used to satisfy obligations of the VIEs.  The following table presents the balances related to the VIEs that are consolidated and were included on the condensed consolidated statements of financial condition as well as GAMCO’s net interest in the consolidated VIEs.  Only one VIE is consolidated at September 30, 2012 and December 31, 2011 and two are consolidated at September 30, 2011:

	September 30,	December 31,	September 30,
	2012	2011	2011
(In thousands)
Cash and cash equivalents	$-	$15,000	$251
Investments in securities	-	-	44,227
Investments in partnerships	23,086	1,433	1,489
Receivable from brokers	-	-	50,060
Other assets	-	-	70
Securities sold, not yet purchased	-	-	(3,786)
Accrued expenses and other liabilities	(15)	(15,006)	(525)
Redeemable noncontrolling interests	(962)	(381)	(37,289)
GAMCO's net interests in consolidated VIEs	$22,109	$1,046	$54,497

With regard to explaining how we determine which entities are VIEs or VOEs and why consolidation either is or is not required, we will amend our current disclosure within our Significant Accounting Policies in Note A to disaggregate the consolidation information from the Investments in Partnerships and Affiliates information to more clearly discuss our consolidation policy.  The future disclosure will be as follows.  We have included both a clean version, which follows, as well as a track changes version, attached as exhibit A, to facilitate your review:

A.	Significant Accounting Policies

Consolidation

In accordance with the consolidation assessment models set forth in ASC 810-10 and 810-20, the Company consolidates all investments in partnerships and affiliates in which the Company has a controlling interest.  In order to make this determination, an analysis is performed to determine if the entity is a variable interest entity (“VIE”) or a voting interest entity (“VOE”).  If the entity is a VIE, further analysis, as discussed below, is performed to determine if GBL is the primary beneficiary of the entity.  If the entity is not a VIE, the Company will apply the VOE model as discussed below.

Variable Interest Entities

A VIE is an entity in which either (a) the equity investment at risk is not sufficient to permit the entity to finance its own activities without additional financial support or (b) the equity investors do not have the ability to make decisions about the entities’ activities or obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the entity or (c) the voting rights are not proportional to their obligations to absorb the expected losses of the entity or their rights to receive the expected residual returns of the entity.  The Company evaluates whether entities in which it has an interest are VIEs and whether the Company is the primary beneficiary of any VIEs identified in its analysis.  The Company is determined to be the primary beneficiary if it absorbs a majority of the VIE’s expected losses, expected residual returns, or both.  If the Company is the primary beneficiary of a VIE, it consolidates that entity.  If the Company is not the primary beneficiary, it accounts for its investment under the equity method.

In June 2009 the Financial Accounting Standards Board (“FASB”) amended the guidance on VIEs when it issued ASU 2009-17.  This guidance requires that if a decision maker has a variable interest in a VIE, the decision maker is not solely acting in a fiduciary capacity and would be required to consolidate the VIE if it has both the power to direct the most significant activities of the VIE and economic exposure that could potentially be significant to the VIE.  The Company is general partner or co-general partner of various sponsored partnerships and the investment manager of various sponsored offshore funds whose underlying assets consist primarily of marketable securities (the “affiliated entities”).  If the Company were to apply such guidance it would be required to consolidate most of its affiliated entities.  In February 2010, the FASB issued ASU 2010-10, which indefinitely deferred the effective date of the amendments to ASC 810-10 made by ASU 2009-17, for a reporting entity’s interest in certain entities.  Currently, interests in entities that qualify for the deferral are evaluated by applying the VIE model in ASC 810-10 (i.e., before the amendments by ASU 2009-17), while interests in entities that do not qualify for the deferral must be evaluated under the amendments in ASU 2009-17.  Because all of the entities with which the Company is involved which would have been subject to the guidance in ASU 2009-17 were determined to qualify for the FASB’s deferral of such guidance, the Company applies the guidance for VIEs that existed prior to the issuance of ASU 2009-17.

Voting Interest Entities

If the entity is not considered a VIE, it is treated as a VOE, and the Company applies the guidance in ASC 810-20 in determining whether the entity should be consolidated.  Under ASC 810-20, the general partner or investment manager is deemed to control the entity and therefore must consolidate it unless the unaffiliated limited partners or shareholders (a) have the ability to remove the general partner or investment manager, without cause, (b) have the ability to dissolve the entity or (c) have substantive participating rights.  If the unaffiliated limited partners or shareholders possess any of the foregoing rights, then the Company does not consolidate the entity, and either the equity or cost method of accounting is applied.  If the unaffiliated limited partners or shareholders do not have any such rights, the Company consolidates the entity.

Equity Method Investments

Substantially all of GBL’s equity method investees are entities that record their underlying investments at fair value. Therefore, under the equity method of accounting, GBL’s share of the investee’s underlying net income predominantly represents fair value adjustments in the investments held by the equity method investees. GBL’s share of the investee’s underlying net income or loss is based upon the most currently available information and is recorded as “Net gain/(loss) from investments” on the consolidated statements of income.  Capital contributions are recorded as an increase in investments when paid, while withdrawals and distributions are recorded as reductions of the investments when received.  Depending on the terms of the investment, the Company may be restricted as to the timing and amounts of withdrawals.

See Note D. Investments in Partnerships, Offshore Funds and Variable Interest Entities (“VIEs”) for more detail as to the number and types of entities consolidated as well as the impact on the consolidated statements of financial condition and consolidated statements of income.

Investments in Partnerships and Affiliates

The Company is general partner or co-general partner of various affiliated entities.  We also have investments in unaffiliated partnerships, offshore funds and other entities (“unaffiliated entities”).  Given that we are not a general partner or investment manager in any unaffiliated entities, we do not earn any management or incentive fees and we do not have a controlling financial interest, we do not currently consolidate any unaffiliated entities.

Our balance sheet caption “Investments in partnerships” includes those investments, in both affiliated and unaffiliated entities, which the Company accounts for under the equity method of accounting and certain investments in consolidated feeder funds (“CFFs”) that the Company accounts for at fair value, as described below.

For CFFs that own 100% of their offshore master funds, the Company retains the CFF’s specialized investment company accounting (i.e., the CFFs account for their investment in master funds at fair value).

The Company records noncontrolling interests in consolidated entities for which the Company’s ownership is less than 100%.  Refer to Noncontrolling Interests section within Note A for additional disclosures.

We hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please contact me at (914) 921-5088.

Sincerely,

/s/ Robert S. Zuccaro
Robert S. Zuccaro
Chief Financial Officer